
EXHIBIT C
TO SCHEDULE 13D/A

TRANSACTION DESCRIPTION


The following describes transactions in Class A Common Stock during the 60 days preceding the filing of this Schedule 13D/A.

Carson H. Brice - On May 22, 2025, Mrs. Brice gifted 226 shares of Class A Common Stock to various family members.